SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-1/A
                                (Amendment No. 1)
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

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                      Elsag Bailey Process Automation N.V.
                          Elsag Bailey Financing Trust
                            (Name of Subject Company)

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                           ABB Asea Brown Boveri Ltd.
                     ABB Transportation Participations B.V.
                                    (Bidders)

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              Common Shares, par value NLG1.00 per share, of Elsag
                         Bailey Process Automation N.V.
       5 1/2% Convertible Trust Originated Preferred Securities of Elsag
                             Bailey Financing Trust
                         (Title of Class of Securities)

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                         Common Shares:              N2925S101
                         Preferred Securities:       290205301
                                                     290205103
                                                     U28430202
                         (CUSIP Number of Class of Securities)

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                                 Beat Hess, Esq.
                           ABB Asea Brown Boveri Ltd.
                               Affolternstrasse 44
                                  P.O. Box 8131
                                 CH-8050 Zurich
                                   Switzerland
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

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                                    Copy to:

                               Gregory Pryor, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200


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         This Amendment No. 1 amends and  supplements the Tender Offer Statement on Schedule 14D-1 filed on October 20, 1998 (as amended and supplemented, the "Schedule 14D-1") relating to the offer (the "Offer") by ABB Transportation Participations B.V., a corporation organized under the laws of The Netherlands (the "Purchaser") and a direct, wholly owned subsidiary of ABB Asea Brown Boveri Ltd., a corporation organized under the laws of Switzerland (the "Parent"), to purchase all outstanding (i) common shares, par value NLG 1.00 per share (the "Company Shares"), of Elsag Bailey Process Automation N.V., a corporation organized under the laws of The Netherlands (the "Company"), at a price of $39.30 per Company Share, net to the seller in cash, without interest thereon, and (ii) 5 1/2% Convertible Trust Originated Preferred Securities of Elsag Bailey Financing Trust guaranteed by the Company and convertible into Company Shares (the "Preferred Securities") at a price of $61.21 per Preferred Security, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 20, 1998 (the "Offer to Purchase") and the related Letter of Transmittal. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Offer to Purchase.

Item 10.  Additional Information.

         Items 10(b) and (c) of the Schedule 14D-1 are hereby amended and supplemented as follows:

         On November 11, 1998, the Parent and the Company announced that a request from the Federal Trade Commission for additional information and documentary material pursuant to the Hart-Scott- Rodino Antitrust Improvements Act of 1976, as amended, had been received. The full text of the press release is set forth in Exhibit (a)(9) hereto and is incorporated herein by reference.

         On October 28, 1998, the Purchaser and the Company provided notification of the Offer to the Committee on Foreign Investment in the United States pursuant to the Exon-Florio Amendment to the Defense Production Act of 1950. On November 3, 1998, the Purchaser completed its filing providing notification of the Offer to the European Commission. The Purchaser intends to provide, within the next week, notification of the Offer to the Canadian
Director of Investigation and Research under Canada's Competition Act. The Parent and the Purchaser have determined that no notification is required to be filed pursuant to Australia's Foreign Acquisitions and Takeovers Act 1975.

         Pursuant to the Acquisition Agreement, if the only conditions to the Offer remaining to be fulfilled as of the Termination Date are certain regulatory approvals, including those described above, subject to certain limitations set forth in the Offer to Purchase, the Purchaser has an obligation to extend the termination date of the Offer.

Item 11.  Material to be Filed as Exhibits.

         Item 11 of the Schedule 14D-1 is hereby amended and supplemented to add the following:

Exhibit Number                Description
--------------                -----------

Exhibit (a)(9)                Press release issued on November 11, 1998.


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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 12, 1998               ABB ASEA BROWN BOVERI LTD.


                                        By:  /s/   MATS SACKLEN
                                             ------------------------------
                                             Name:   Mats Sacklen
                                             Title:  Vice President


                                        By: /s/    ERIC ELZVIK
                                            -------------------------------
                                            Name:    Eric Elzvik
                                            Title:   Senior Vice President




Dated:  November 12, 1998               ABB TRANSPORTATION PARTICIPATIONS B.V.


                                        By:  /s/   J.A. DE RAAD
                                             ------------------------------
                                             Name:   J.A. De Raad
                                             Title:  Managing Director


                                        By:  /s/   BRIAN NORMAN VAN REIJN
                                             ------------------------------
                                             Name:   Brian Norman van Reijn
                                             Title:  Managing Director